UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

As previously disclosed by Aspen Insurance Holdings Limited (“Aspen” or the “Company”) in its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and again in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, on June 8, 2022, KPMG LLP (“KPMG”) resigned as Aspen’s independent registered public accounting firm. With effect from July 6, 2022 following receipt of regulatory approval and completion of internal governance procedures, Aspen has appointed Ernst & Young LLP (“EY”) as Aspen’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

During 2021, the Company identified material weaknesses in internal controls over financial reporting, as further described in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which also describes the implementation of remediation plans in relation thereto. The Audit Committee and Board of Directors of the Company discussed the subject matter of such material weaknesses and associated remediation plans with KPMG and has authorized KPMG to respond fully to the inquiries of EY concerning such matters. There are no limitations placed on KPMG or EY concerning inquiry of any matter related to the Company’s financial reporting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: July 25, 2022	By:	/s/ Christopher Coleman
	Name:	Christopher Coleman
	Title:	Chief Financial Officer